

November 8, 2010

Mr. Kenneth D. Mann
Chief Financial Officer
Deltic Timber Corporation
210 East Elm Street
P.O. Box 7200
El Dorado, AR 71731

>   **Re: Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 5, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 19, 2010**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
>   **Filed May 6, 2010**
>   **Form 10-Q for the Fiscal Quarter Ended June 30, 2010**
>   **Filed August 3, 2010**
>   **Form 10-Q for the Fiscal Quarter Ended September 30, 2010**
>   **Filed November 5, 2010**
>   **File No. 001-12147**

Dear Mr. Mann:

    We have completed our review of your filings and do not have any further comments at this time.

>   Sincerely,

>   Jay Ingram
>   Legal Branch Chief